REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC  V7A 5E9
Phone:  604-278-5996     Fax:  604-278-3409
Toll Free: 800-665-4616
www.regtech.com

NEWS RELEASE

REGI U.S., Inc.
(the “Company” or “Reg” or “REGI”)

REG TECHNOLOGIES INC. Pump Application to be featured on CEO Clips on CBC Newsworld

For Immediate Release: April 3, 2009.  Vancouver, BC – Reg Technologies Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) announces CEO Clips (Company Executives Online), a series of 1-2 minute corporate profiles on Canadian companies, will feature Reg Technologies on CBC Newsworld beginning April 6th for one week throughout the day and evening schedule.

The clip can also be viewed online via this link:
www.b-tv.com/i/videos/CBCREGI.wmv

John Robertson, President of Reg Technologies Inc. states, “Successful pump tests confirm that the RadMax technology is sound.”

In addition, the clip will be posted on Yahoo Finance Canada, MSN Finance, Stockhouse.ca, and at www.ceoclips.com

BTV has received a fee for the production and airing of this video.

ABOUT CBC NEWSWORLD:

CBC Newsworld is a Canadian 24-hour news cable television channel which broadcasts to over 10 million homes in Canada and some northern states of the USA. It is the world's third-oldest television service of this nature, after CNN and Sky News. The Canadian Broadcasting Corporation (CBC) is Canada's national public broadcaster.

ABOUT REG TECHNOLOGIES INC. AND REGI U.S., INC.

REGI U.S., Inc. owns the U.S. rights to the Rand Cam™/RadMax® rotary technology used in the revolutionary design of light weight and high efficiency engines, compressors and pumps. The RadMax® engine has only two unique moving parts, the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine.   This innovative design makes it possible to produce up to 24 continuous power impulses per one rotation that is vibration-free and extremely quiet.   The RadMax® engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel.  REGI U.S., Inc. and parent company Reg Technologies Inc. are currently designing and testing prototype RadMax® diesel engines, compressors and pumps intended for aviation, automotive, industrial processes and military applications. For more information, please visit www.regtech.com .

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contacts:	REGI U.S., Inc John Robertson, 1-800-665-4616

Forward-Looking Statements

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.